Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blue Agave Importers, LLLP
1020 15th Street, Suite 14A
Denver, CO 80202
www.suavecitotequila.com

Up to $1,070,000.00 in Limited Partnership Units at $250.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Blue Agave Importers, LLLP
Address: 1020 15th Street, Suite 14A, Denver, CO 80202
State of Incorporation: CO
Date Incorporated: March 22, 2012

Terms:

Equity

Offering Minimum: $10,000.00 | 40 shares of Limited Partnership Units
Offering Maximum: $1,070,000.00 | 4,280 shares of Limited Partnership Units
Type of Security Offered: Limited Partnership Units
Purchase Price of Security Offered: $250.00
Minimum Investment Amount (per investor): $250.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

$250+ — two Suavecito Tasting Vessels.

$2,500, two tasting vessels and a Suavecito t-shirt

$5,000+ — two Tasting Vessels, one T-shirt and a high-quality polo shirt.

$10,000+ — all perks from lower tiers PLUS all expenses paid trip to first Investor Meeting in Denver, CO.

$25,000+ — all perks from lower tiers PLUS all expenses paid trip with Bill Foss to Mexico to visit his agave farm and the Orendain Distillery.

LIMITED AVAILABILITY!! The first 5 investors at this level will be eligible for this trip.

All perks occur after the offering is completed.

Bonus Levels

If you invest $2,500 - $4,999 you will receive 10% bonus units. This is equal to 1 extra bonus unit.

If you invest $5,000 - $9,999 you will receive 20% bonus units. This is equal to 4 extra bonus units.

If you invest $10,000 - $24,999 you will receive 30% bonus units. This is equal to 12 extra bonus units.

If you invest $25,000 you will receive 40% bonus units. This is equal to 40 extra bonus units.

<u>The 10% Bonus for StartEngine Shareholders</u>

Blue Agave Importers, LLLP will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 LP Units at $225 / unit, you will receive 11 units, meaning you'll own 11 units for $2,250. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Finally, you can taste your Tequila. Forget the lime and salt. Suavecito can be enjoyed simply neat, on the rocks or in your favorite margarita or cocktail. 100% Highland Grown Blue Weber Agave with 2% Agave Nectar added back into our tequila, we are proud to call Suavecito "The World's Smoothest". Nearly 20 years ago, Founder Bill Foss purchased prime land in the mountains of Jalisco, Mexico. Eight years later, this Highlands Agave became the first batch of Suavecito Tequila.

Competitors and Industry

Suavecito Tequila consistently wins tasting competitions involving the best selling tequilas on the market. The Company is targeting affluent and mid-income customers, many of whom do not realize a high quality tequila is within reach. These customers may be new to the tequila segment, or occasional customers who like the segment but are unhappy with current offerings. We believe Suavecito has a unique opportunity to develop a dedicated customer group in many markets, potentially becoming the market leader in premium tequila. If successful, Suavecito could be a very attractive acquisition opportunity for many large beverage companies.

Current Stage and Roadmap

With such a great product and terrific growth prospects, the company expects to expand distribution, as well as marketing and production. Investor proceeds raised will go into these areas, as well as various operations areas. The product will continue to be offered at restaurants, bars, and foodservice locations. Retail distribution is limited currently, but may be expanded and grown considerably. This sector's sales

are increasing and could be a strong driver of future growth. The United States is the only current geographic distribution area. We believe our products will be increasingly offered in the US, growing to a full national brand. International distribution is also possible; Canadian and Mexican distribution in the next few years is seen as the next target.

The Team

Managers

Name: William Foss, President

William Foss, President's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 01, 2011 - Present
  Responsibilities: General Management of the Company, Sales Team and Strategy

Name: Jeff Foss, CFO

Jeff Foss, CFO's current primary role is with ArcherPoint. Jeff Foss, CFO currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Oversee financial activities of the Company.

Other business experience in the past three years:

- **Employer:** Hands-On Labs
  Title: Director of Finance
  Dates of Service: August 15, 2014 - February 15, 2018
  Responsibilities: Oversee the national growth of the company's Finance department, strategy and reporting.

Other business experience in the past three years:

- **Employer:** ArcherPoint
  Title: Management Consulting Practice Lead
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Oversee Management Consulting Practice for the Company.

Name: Dan Heidenrich, Sales Manager

Dan Heidenrich, Sales Manager's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Sales Manager
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Oversee Sales and Strategy for the Company

Other business experience in the past three years:

- **Employer:** Southern Glazer's Wine & Spirits
  Title: Key Account Manager
  Dates of Service: December 01, 2014 - August 01, 2017
  Responsibilities: Oversee and manage key accounts for retails customers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type of product: tequila. Our revenues are therefore dependent upon the market for tequila.

Minority Holder; Securities with Voting Rights

The Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. There can

be no assurance that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark, it is likely that the Company's value will be adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), the Bureau of Alcohol, Tobacco, Firearms and Explosives and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the

best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

General Risk
Investing in privately-held companies is inherently risky and an investment should only be made after careful consideration of all the facts and details contained in the Offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Partners. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Partners and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
William Foss	55,800	Limited partnership units	55.46
Strategic Management Investment Group LLC (Jake Dashnaw - 100% owner)	21,000	Limited partnership units	20.87

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,280 of Limited Partnership Units.

Limited Partnership Units

The amount of security authorized is 100,600 with a total of 100,600 outstanding.

Voting Rights

One (1) vote per Unit. Unless expressly required in the Agreement of Partnership, any event, transaction or occurrence requiring approval of the Partners will be deemed to require a vote of a Majority in Interest of the Units, voting together either at a meeting or in writing pursuant to Section 2.4 of the Agreement of Partnership. Day to day decisions in operation of the Partnership will be decided solely by the General Managing Partner who is elected by 75% of the Members.

Material Rights

OPERATIONAL DISTRIBUTIONS. Within 90 days following the end of each calendar year the Partnership shall, to the extent of Available Cash, make Distributions (other than Distributions in connection with a Liquidation Event (which will be subject to Section 5.2 of the Partnership Agreement)) to the holders of all outstanding Units in proportion to the number of Units held by them. Notwithstanding the foregoing, no distribution will be made to a holder of Units to the extent it would create or increase a deficit in such holder's Adjusted Capital Account. 5.2 LIQUIDATING DISTRIBUTIONS. Subject to Section 9.2(c) of the Partnership Agreement), Distributions in connection with a Liquidation Event will be made in the following order of priority: (a) First. To the holders of all outstanding Units with Unreturned

Capital in proportion to their respective Unreturned Capital until such holders' Unreturned Capital has been reduced to zero. (b) Second. To the holders of all outstanding Units, proportionate with respect to the number of Units then held by such holders. (c) To the extent that the Partnership is required by law to withhold or to make tax or other payments on behalf of or with respect to any Partner, the Partnership will withhold such amounts from any Distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings will be treated as a Distribution to the Partner on behalf of whom the withholding or payment was made.

What it means to be a minority holder

As a minority holder of Equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional Units of ownership. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from an offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more Units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $55,000.00
  Number of Securities Sold: 31,000
  Use of proceeds: Packaging inventory (bottles, labels, etc) to launch brand
  Date: January 31, 2009
  Offering exemption relied upon: Regulation D

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $103,333.00
  Number of Securities Sold: 6,300
  Use of proceeds: Marketing and general overhead
  Date: December 31, 2010
  Offering exemption relied upon: Regulation D

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $105,000.00
  Number of Securities Sold: 6,300
  Use of proceeds: Marketing in new states to increase sales
  Date: August 01, 2016
  Offering exemption relied upon: Regulation D

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $60,000.00
  Number of Securities Sold: 600
  Use of proceeds: Inventory, marketing/planning for Reg CF Capital Raise
  Date: August 01, 2018
  Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Sales: Revenue doubled year over year from 2016 ($277,760) to 2017 ($501,037) due to additional distribution in the state of Texas and Kansas City, MO. The Company experienced a 24% YoY increase ($631,814) in 2018 from the prior year. December 2018 was the Company's best on record with over $95k in sales. Reasons for growth include multi-state expansion, new distribution and new retail accounts. Also expected to drive future revenues is the release of Suavecito Extra Anejo in the first quarter of 2019. Expenses increased in line with revenues from 2016 to 2017. Profitability decreased from 2016 to 2017, largely due to the Company paying wages which weren't paid in 2016.

Historical results and cash flows:
We believe that the revenue growth of this brand will be tied to additional expansion and thus exponential in nature. The Partnership's major cash outflows are mostly confined to financing procurement of raw materials (Packaging, Labels, etc) as well as fees paid to the manufacturing facility for the product and labor. The Partnership's major expenses are related to Cost of Goods Sold and marketing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Owned packaging, raw materials and finished goods inventory. Cash on hand, ever-increasing Accounts Receivable.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The proceeds from this campaign are critical to the growth of the company at this stage.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
No. The Company has the ability to sustain operations at current revenue levels.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Indefinitely.

How long will you be able to operate the company if you raise your maximum funding goal?
Indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Yes. Current private placement offering, anticipated future capital raises, business Line of Credit.

Indebtedness

- **Creditor:** Unit Holders - Peter Klein & Walt Speckman
  Amount Owed: $90,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2019

- **Creditor:** Private Loan - Karen C. (non-unit holder)
  Amount Owed: $150,000.00
  Interest Rate: 7.0%
  Maturity Date: June 30, 2019

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,150,000.00

Valuation Details: Spirits brands with national distribution (40+ states) have experienced liquidity events in the past 5 years where they have been valued at $200MM - $1B. Tequila companies sold in the past few years. 2018 Patron sold for $5.1B to Bacardi. 2017 Casamigos sold for $1B. 2014 Avion sold 51% of their stock for $100M. e.g. Casamigos Tequila, Avion Tequila, etc. The Company anticipates growth over the next 5 years to the point where sales volume and cash flows support the valuation utilized in this Offering.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

6.0%

- *Marketing*
  94.0%
  These proceeds will be used as marketing support for the release of the Company's newest product, Suavecito Extra Anejo.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Retire Outstanding Debt*
  24.0%
  This portion of the proceeds will be use retire loans received by the Partnership.

- *Re-purchase of unit holder equity*
  15.0%
  Two unit holders accepted a Tender Offer earlier in 2018. $150,000 will be used to fund to repay this offer.

- *Marketing*
  20.0%
  Marketing for existing accounts withing current distribution regions - events, personnel, collateral, POS marketing, etc.

- *Operations*
  22.0%
  Fund additional expansion into new states/regions. Hire essential personnel and execution of supporting marketing programs.

- *Inventory*
  13.0%
  To fund expenses related to launch of 4th product (Extra Anejo), procurement of packaging and raw materials as well as stretched cash conversion cycle due to rapid expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.suavecitotequila.com (https://www.suavecitotequila.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/suavecito

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Blue Agave Importers, LLLP

[See attached]

RXR◆CPA Accounting and Tax Solutions

Blue Agave Importers, LLLP

Reviewed Financial Statements

For The Years Ended

December 31, 2017 and 2016

R X R ◆ C P A   Accounting and Tax Solutions

Blue Agave Importers, LLLP

TABLE OF CONTENTS

RXR◆CPA Accounting and Tax Solutions

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
Blue Agave Importers, LLLP
Denver, Colorado

We have reviewed the accompanying financial statements of Blue Agave Importers, LLLP (a Colorado Corporation) which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income, changes in partners' capital and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Richard Robinett

Richard X. Robinett, C.P.A. LLC
12081 W. Alameda Pkwy, #420
Lakewood, CO 80228

March 2, 2018

Blue Agave Importers, LLLP
Balance Sheet
As of December 31,

<u>ASSETS</u>

	2017	2016
Current Assets		
Cash and Cash Equivalents	$ 95,692	$ 20,174
Accounts Receivable	154,382	56,765
Inventory	100,830	45,431
Total Current Assets	350,904	122,370
Property and Equipment		
Fixtures and Equipment	5,949	5,949
Less Accumulated Depreciation	(5,741)	(5,324)
Total Property and Equipment	208	625
Non Current Assets		
Security Deposit	1,850	1,850
Bar Codes	3,000	3,000
Less Accumulated Amortization	(3,000)	(3,000)
Total Non Current Assets	1,850	1,850
TOTAL ASSETS	$ 352,962	$ 124,845

<u>LIABILITIES AND PARTNERS' CAPITAL</u>

	2017	2016
Current Liabilities		
Accounts Payable	$ 40,803	$ 243
Total Current Liabilities	40,803	243
Long-Term Liabilities		
Notes Payable	261,750	146,500
Total Long-Term Liabilities	261,750	146,500
Partners' Capital	339,181	286,180
Retained Earnings	(288,772)	(308,078)
	50,409	(21,898)
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 352,962	$ 124,845

See accompanying notes to the financial statements and accountant's review report

Blue Agave Importers, LLLP
Statement of Operations
For the years ended December 31,

	2017	2016
SALES	$ 501,037	$ 277,760
COST OF GOODS SOLD		
Inventory Costs Per Bottle	121,415	64,937
Commissions	4,800	4,395
Customs	928	1,785
Trucking/Freight	5,400	3,133
Excise Tax	40,848	8,257
Purchases	6,687	7,426
Total Cost of Goods Sold	180,078	89,933
GROSS PROFIT	320,959	187,827
Gross Wages	76,837	-
Direct Labor	42,611	16,122
Advertising and Marketing	24,785	22,345
Rent and Storage	23,316	22,271
Warehouse Fees	21,915	5,205
Samples Used	21,788	23,028
Distributor Fees	13,742	11,126
Interest	13,210	14,910
Operating Supplies	12,451	6,750
Travel	11,713	10,991
Legal and Accounting	6,983	7,235
Payroll Taxes	6,861	3,090
Insurance	6,354	(14,144)
Vehicle	4,281	3,519
Meals Expense	4,028	2,603
Permits and Licenses	3,059	2,654
Commissions	1,996	1,048
Office Salaries	1,269	150
Telephone	1,122	1,333
Donations	750	100
Bank and Merchant Fees	728	825
Freight & Postage	604	5,514
Depreciation Expense	416	416
Equipment Rental	300	-
Dues and Subscriptions	165	277
Office Expenses	110	985
Total Operating Expense	301,394	148,353
NET INCOME	$ 19,565	$ 39,474

See accompanying notes to the financial statements and accountant's review report

Blue Agave Importers, LLLP
Statement Of Partners' Capital
As of December 31,

	2017	2016
Beginning Partners' Capital	$ (21,898)	$ (61,092)
Distributions to Partners	(58)	(280)
Contributions by Partners	52,800	-
Current Year Net Income	19,565	39,474
Ending Partners' Capital	$ 50,409	$ (21,898)

See accompanying notes to the financial statements and accountant's review report

4

Blue Agave Importers, LLLP
Statement of Cash Flows
For the Years Ended December 31,

	2017	2016
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 19,565	$39,474
Non-Cash Items Included in Net Income - Depreciation	416	416
(Increase) Decrease in Accounts Receivable	(97,616)	(47,262)
(Increase) Decrease in Inventory	(55,399)	(4,655)
Increase (Decrease) in Accounts Payable	40,560	(2,036)
Net Cash Provided By Operating Activities	(92,474)	(14,063)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	-	-
Notes Receivable	-	-
Net Cash Used In Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Notes Payable	175,250	5,377
Proceeds from Partner Capital Contribution	52,800	-
Payments to Retire Debt	(60,000)	(15,383)
Distributions to Partner	(58)	(280)
Net Cash Used In Financing Activities	167,992	(10,286)
NET INCREASE IN CASH & CASH EQUIVALENTS	75,518	(24,349)
CASH & CASH EQUIVALENTS, Beginning of the year	20,174	44,523
CASH & CASH EQUIVALENTS, End of the year	$ 95,692	$ 20,174

See accompanying notes to the financial statements and accountant's review report

Blue Agave Importers, LLLP

Notes To The Financial Statements
December 31, 2017 and 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was incorporated 2011, under the laws of the State of Colorado. The Company is engaged in growing agave plants and the creation, distribution, and selling of tequila. The Company grows the agave plants in Mexico where the distillation and bottling process also takes place. Bottles of tequila are subsequently distributed to the United States from Mexico and sold around the country through different distributors.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents

The Company includes cash equivalents under the caption cash and cash equivalents. Cash equivalents include money market funds, certificates of deposit and other highly liquid financial instruments with a maturity of less than three months.

Fair Value of Financial Instruments

The carrying value of cash in banks, accounts receivable, certificates of deposit, accounts payable and accrued expenses, approximates fair value due to the relatively short maturities of these instruments. The amounts shown for notes payable approximate fair value since the interest rates are at current market rates.

Accounts and Retainage Receivable

Accounts receivables are stated in the balance sheet at their estimated realizable value. The Company accounts for bad debts using the direct charge off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Management expects to collect the entire accounts receivable balance and as such no allowance for bad debts has been provided.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the years incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over the following methods and estimated useful lives:

Asset Group	Method	Years
Bottle Molds	Straight-line	7
Office Equipment	Straight-line	7

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivables. The Company maintains its checking and savings accounts with United States and Mexican financial institutions. Balances in the accounts may exceed the United States federally-insured limit of $250,000.

Income Taxes

The Company is taxed as a Partnership; therefore, the Partners report the taxable income on their individual tax returns. As a result, no liability for income taxes is included in the financial statements.

Advertising

The Company expenses advertising costs as they are incurred.

Insurance

During 2016 a shipment of tequila was lost from the shipping headquarters in Laredo, TX. The Company received an insurance settlement for their claim and as a result the insurance balance for 2016 shows a negative expense balance of $(14,144).

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 2, 2018, the date the financial statements were available to be issued.

NOTE 2: ACCOUNTS RECEIVABLE

The Company collected all $56,765 of accounts receivable balance from 2016 and Management fully expects to receive all $154,382 from 2017. As such, no reserve for allowance for bad debts was created and no bad debt expense exist.

NOTE 3: PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
Bottle Mods	$ 4,000	$ 3,792	$ 208
Office Equipment	1,949	1,949	-
	$ 5,949	$ 5,741	$ 208

Depreciation expense for 2017 and 2016 were $416 and $416, respectively.

NOTE 4: WORKING CAPITAL

	2017	2016
Working capital (current assets less current liabilities)	$ 310,101	$ 124,602

NOTE 5: NOTES PAYABLE

The Company obtained long term notes payable ranging from 6 to 7% interest. During 2017 the Company paid down two notes payable amounting to $60,000 and during 2016, the Company paid off two notes payable amounting to $8,700.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


Suavecito
REPOSADO
AÑEJO
BLANCO
VERY SMOOTH

0
Investors

$0.00
Raised of $10K - $1.07M goal

Suavecito Tequila

Suavecito: The World's Smoothest Tequila

Small OPO
Food & Beverage
Accepting International Investment

Invest in **Suavecito Tequila**

THE STORY BEHIND THE WORLD'S SMOOTHEST TEQUILA

Seven thousand feet above the Pacific shoreline, in the red soil mountains of Jalisco, Mexico, grows Suavecito's Blue Weber Agave. The unique combination of highlands air, elevation and mountain-top water flow makes our plants slightly smaller and drier, producing a higher quality agave than those found in the lowland fields.

Suavecito is the only tequila that adds 2% blue agave nectar back into its product, giving it its trademark touch of sweetness.

Our special double distillation process, unique formulation, oak barrel aging and proprietary recipe eliminates the tequila "burn" to offer an incredibly smooth flavor that we believe makes Suavecito the World's Smoothest Tequila.

Aged in American oak bourbon barrels, our Reposado and Anejo draw you in with their warm jewel colors, woodsy aromas and premium flavors of vanilla, caramel and


INTRODUCING
THE WORLD'S SMOOTHEST
Suavecito
adj. Very Smooth



chocolate. While our Blanco remains fresh, grassy and un-aged.

Our Suavecito Reposado is aged 6-8 month, while our Añejo is a masterful blend of 2 year old Añejo tequila and 7 year old Extra Añejo. Our extra aging is just one more factor that makes Suavecito so special, creating a smooth sipping spirit.



In 2019, we'll be launching our Extra Anejo. Aged seven years, this ultra-rich, black label tequila offers the smoothest sipping experience, with its dark amber hues delivering aromas of dried fruit and sweet agave. It's balanced with flavors of spicy herbs, smoky wood, decadent toffee, caramel, and our signature sweet agave nectar finish.

Our production is conducted at the Company's distillery (Orendain Distillery) quarterly as per 6 month forecasts provided by Suavecito. Pallets of Finished Product are shipped by the Distillery and stored in a bonded 3PL warehouse in Laredo, TX (USA). Packaging inventory is procured by Suavecito and stored at Orendain Distillery. With over 100,000 gallons of distilled, bottle-ready tequila, capacity is only limited by Suavecito Packaging Inventory on hand. POs are received and processed weekly, pallets are picked/packed FOB Laredo and shipped to customers in the seven states where Suavecito is currently distributed.



Oredain Distillery is over 150 years old and is Mexico's largest producer of tequila with facilities in both Tequila and Guadalajara.

https://www.casaorendain.com/





The Offering

Investment

$250/Limited Partnership Units │ When you invest you are betting the company's future value will exceed $25M.

Perks*

$250+ — two Suavecito Tasting Vessels.

$2,500, two tasting vessels and a Suavecito t-shirt

$5,000+ — two Tasting Vessels, one T-shirt and a high-quality polo shirt.

$10,000+ — all perks from lower tiers PLUS all expenses paid trip to first Investor Meeting in Denver, CO.

$25,000+ — all perks from lower tiers PLUS all expenses paid trip with Bill Foss to Mexico to visit his agave farm and the Orendain Distillery.
LIMITED AVAILABILITY!! The first 5 investors at this level will be eligible for this trip.

All perks occur after the offering is completed.

Suavecito's Journey to Date

In its first 24 months in-market, Suavecito has taken center stage at numerous spirits competitions and won several gold medal awards, including Tequila.net's Best of the Bestaward, as well as Tequila Afficionado's Brand of Promise.

In July 2015, Forbes Magazine listed Suavecito Tequila as one of Mexico's top seven tequilas available in the US.

(https://www.forbes.com/pictures/eglg45hhhhj/the-spirit-of-mexico/)

"I am a purist when it comes to chocolate and tequila. I don't like it altered, generally speaking, because in both cases, the alteration can kill the product. I make an exception with Suavecito," Arent tells FORBES. The product line is part of a survival story of a Mexican farmer who in the most recent economic crash of 2009 saw three agave fields laying fallow without a buyer for miles. "He did what anyone would do when faced when life gives us lemons...or in this case blue weber agave;





he made tequila! This tequila is soft, smooth and would appeal to novice tequila drinkers who prefer quality liquors."

Suavecito has been consistently gaining traction in the US since its launch in 2010. From a single state to now seven and many more in waiting, our sales in new markets are increasing steadily and word of mouth is strong with this brand. The company has sponsored a number of events in which its products are widely hailed as the next big thing in the world of tequila.

Don't just take our word for it, read what our customers have to say:

⭐⭐⭐⭐⭐
"Unbelievably smooth, no salt or lime required. Just Great tasting Tequila"

"I recently brought it in my sports bar and I couldn't be happier with a product. My rep promised me it would be the smoothest tequila I have ever had and he was right."

"A great tequila. All you need is a glass and some ice. Great for sipping and works awesome in margaritas. I look for it anywhere I go."

"I've tasted many tequilas, but Suavecito Anejo has become my favorite sipping tequila. My local state store salesman saw me buying the blanco and asked if I ever had the anejo. I had not but told him I would try it next time. Sorry I waited. Great tequila, great price."

"I was never a tequila fan... until I tried Suavecito... absolutely love it"





Our Products

Our Products

Suavecito
REPOSADO
100% BLUE AGAVE TEQUILA
WITH AGAVE NECTAR ADDED
VERY
SMOOTH
Suavecito
AÑEJO
Suavecito
BLANCO
100% BLUE AGAVE TEQUILA
WITH AGAVE NECTAR ADDED
HECHO EN MEXICO
750 ml - 100% AGAVE - 35% Alc. Vol. (70 Proof)
VERY
SMOOTH

How Our Products Are Different From the Rest

Suavecito Añejo

Only made with specially selected mountain grown premium agave, Our Añejo is a masterful blend of 2 year old Añejo tequila and 7 year Extra Añejo tequila. Super premium, golden warm, amber. Suavecito Añejo is a true premium sipping tequila.



Suavecito
AÑEJO

PROFILE
- Appearance: Amber tint medium straw, medium tears
- Aroma: Agave & Spice, light wood/bourbon
- Initial Taste: Agave, hint of cherry
- Spirit Body: Woody, Agave
- Finish/Aftertaste: Sweet wooded finish, light vanilla/caramel aftertaste



Suavecito Reposado

Rested for 6-8 months in specifically selected American oak barrels, pure light amber color. Suavecito Reposado is best enjoyed straight, with a pairing of almost any mixer.



PROFILE
- Appearance: Amber tint medium straw, medium tears
- Aroma: Agave & Spice, light wood/bourbon
- Initial Taste: Agave, hint of cherry
- Spirit Body: Woody, Agave
- Finish/Aftertaste: Sweet wooded finish, light vanilla/caramel aftertaste



Suavecito Blanco

Award winning fresh and un-aged taste. This incredibly delicious tequila is very mix-friendly and can be enjoyed chilled or on the rocks.

PROFILE
- Appearance: Crystal clear, medium tears
- Aroma: Vanilla & Agave, olive & Fig
- Initial Taste: Light floral & Sweet agave
- Spirit Body: Citrus
- Finish/Aftertaste: Long mild mint finish, hint of sweet agave in the aftertaste

Suavecito Wants You!

We believe Suavecito is poised to expand rapidly in the next 5 years, from its current distribution in 7 states to a national brand in 40 states!

With incredible consistency, Suavecito has been welcomed as an innovator in the tequila segment wherever it is tasted. However, it is funding that is required to capitalize on the numerous growth opportunities this Company is poised to leverage with each year!

Come be a part of the next national spirits brand... Suavecito has what it takes to take the national market by storm. For as little as $250, you can be a part of this incredible journey!





Suavecito
TEQUILA
#STAYSUAVE

Agave Farm Purchased

After an extensive search, Bill Foss completes the purchase of 160 Acres of prime agave farmland in the highlands of Jalisco.



Suavecito Tequila is Born!

Nearly two and a half years after the first harvest, Bill perfects the Suavecito Recipe and the World's Smoothest Tequila starts hitting the shelves.



Suavecito Moves to Colorado

After a strong reception in Ohio and Indiana, Bill launches Suavecito in Colorado and moves the company headquarters to Downtown Denver.



Suavecito Launches in Kansas City

Missouri became the fourth state to carry Suavecito and remains a strong market for the brand today.



start engine

Suavecito launches on StartEngine

Now you can own a part of Suavecito! (ANTICIPATED)

Suavecito Expands to 15 States

By this date, key tequila markets such as California, Arizona, Nevada and Florida mark the growth of distribution to 15 states. (ANTICIPATED)

Jan 2002 — April 2008 — Aug 2010 — Nov 2010 — June 2011 — Aug 2011 — Aug 2016 — Feb 2017 — Feb 2019 — Apr 2019 — June 2020 — June 2023





Suavecito







1st Blue Agave Harvest

After years of love and care, Bill's mountain-grown Blue Agave is finally ready for harvest.



Launches in Cleveland & Indianapolis

Suavecito Tequila officially launches in its first markets - Cleveland and Indianapolis



Suavecito Wins Tequila.net Best of the Best Award

For the first time in its 25 year history, all 10 judges from Tequila.net agreed that Suavecito was the best tasting tequila of all 272 entries.



Suavecito Launches in Texas

The Lone Star State welcomed Suavecito when the brand launched in San Antonio, Austin and Dallas.

Suavecito Extra Anejo is Launched

The World's Smoothest Tequila will get even smoother when the Extra Anejo, aged for years, hits the market (ANTICIPATED)

Suavecito Tequila Becomes a National Bran

Suavecito Tequila, r available in 40 state becomes a true national brand and enjoyed from coast coast. (ANTICIPATEL

Meet Our Team



Bill Foss

Founder & President

Bill Foss began his career as a basketball coach at the university (CU-Boulder) and professional level before starting an environmental contracting firm that grew to be the largest in the US. Bill began his third career as "Mr Suavecito" when he purchased 160 acres south of Guadalajara and began producing The World's Smoothest Tequila". Bill spends his days spreading the word about mountain-grown 100% Blue Agave tequila.











Jeff Foss, MBA

CFO

Jeff has been a finance/accounting consultant for 25 years. As Suavecito's CEO-in-waiting, he has provided a great level of knowledge to the company. He currently oversees all finance and strategic elements of the business.





Dan Heidenrich

Sales Manager

Dan is an award-winning salesman with direct involvement with some of the biggest suppliers in the world, such as Jim Beam, Jagermeister, and Patron tequila.





Kristen Fox

Brand Marketing Strategist

Kristen is an Executive Digital Strategist and Marketing Leader with over 15 years communications, management, analytics and paid media experience dedicated to organizational growth and profitability. She has helped agencies, brands and businesses - across a variety of business and brand objectives - with integrated digital marketing for online, social and mobile platforms. She's a mobile pioneer, who led the creation of mobile marketing standards and consumer marketing experiences in application environments. Her clients have included: • American Airlines • American Heart Association • Angel's Envy • Best Buy • Cuervo • Domino's • ESPN • Fruit of the Loom • Hershey's • Hotels.com • INFINITI • Kraft Heinz • Paypal • Papa's Pilar • SONY • Unilever



Offering Summary

Company	:	Blue Agave Importers, LLLP
Corporate Address	:	1020 15th Street, Suite 14A, Denver, CO 80202
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Limited Partnership Units
Minimum Number of Shares Offered	:	40

Maximum Number of Shares Offered : 4,280

Price per Share : $250.00

Pre-Money Valuation : $25,150,000.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

<u>**Perks***</u>

$250+ — two Suavecito Tasting Vessels.

$2,500, two tasting vessels and a Suavecito t-shirt

$5,000+ — two Tasting Vessels, one T-shirt and a high-quality polo shirt.

$10,000+ — all perks from lower tiers PLUS all expenses paid trip to first Investor Meeting in Denver, CO.

$25,000+ — all perks from lower tiers PLUS all expenses paid trip with Bill Foss to Mexico to visit his agave farm and the Orendain Distillery.

LIMITED AVAILABILITY!! The first 5 investors at this level will be eligible for this trip.

All perks occur after the offering is completed.

Bonus Levels

If you invest $2,500 - $4,999 you will receive 10% bonus units. This is equal to 1 extra bonus unit.

If you invest $5,000 - $9,999 you will receive 20% bonus units. This is equal to 4 extra bonus units.

If you invest $10,000 - $24,999 you will receive 30% bonus units. This is equal to 12 extra bonus units.

If you invest $25,000 you will receive 40% bonus units. This is equal to 40 extra bonus units.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Blue Agave Importers, LLLP will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 LP Units at $225 / unit, you will receive 11 units, meaning you'll own 11 units for $2,250. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities

including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Suavecito Tequila to get notified of future updates!

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BLUE AGAVE IMPORTERS, LLLP

A COLORADO LIMITED LIABILITY LIMITED PARTNERSHIP

AMENDED AND RESTATED AGREEMENT OF PARTNERSHIP

AUGUST 26, 2018

THE UNITS REPRESENTED BY THIS AMENDED AND RESTATED AGREEMENT OF PARTNERSHIP HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH SECURITIES ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

TABLE OF CONTENTS

4816-5402-5579, v. 3

AMENDED AND RESTATED AGREEMENT OF PARTNERSHIP

OF

BLUE AGAVE IMPORTERS, LLLP

This AMENDED AND RESTATED AGREEMENT OF PARTNERSHIP (this "*Agreement*") of Blue Agave Importers, LLLP, a Colorado limited liability limited partnership (the "*Partnership*"), is made and entered into effective as of August 26, 2018, by and among the Partnership and the Partners listed on the Unit Register attached as <u>Exhibit A</u> hereto. Unless otherwise provided in this Agreement, capitalized terms used in this Agreement will have the meanings given to them in <u>ARTICLE XII</u>.

RECITALS

WHEREAS, the Partnership was registered as a limited liability limited partnership in accordance with the terms of this Agreement and Colorado law and Article 64 of Title 7 Partnerships of the Colorado Revised Statutes pursuant to a certificate of limited partnership and statement of registration to register as a limited liability limited partnership filed with the Secretary of State of the State of Colorado on March 22, 2012 (the "*Certificate*");

WHEREAS, the Partnership has been governed since its formation by that certain Agreement of Partnership, dated as of March 22, 2012 (the "*Original Agreement*");

WHEREAS, the Partners desire to amend and restate the Original Agreement in its entirety in the manner provided in this Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Partners agree as follows:

ARTICLE I
THE PARTNERSHIP

1.1 **FORMATION.** The Partnership has been formed as a limited liability limited partnership under and pursuant to the Act by the filing of the Certificate with the Secretary of State of the State of Colorado on March 22, 2012.

1.2 **PARTNERSHIP NAME**. The name of the Partnership is "Blue Agave Importers, LLLP" or such other name or names as may from time to time be designated by the Managing General Partner. The Partnership's business may be conducted under its name and/or any other name or names as the Managing General Partner may deem advisable.

1.3 **PURPOSES**. The business of the Partnership shall be to engage in the manufacture and distribution of tequila. Except as otherwise provided in this Agreement, the Partnership shall

not engage in any other activity or business, and no Partner shall have any authority to hold itself out as a general agent of the Partnership, or of another Partner, in any other business or activity.

1.4 **PRINCIPAL OFFICE**. The principal office of the Partnership shall be located at 1020 15th Street, Unit 14A, Denver, CO 80202 or at such other place (whether inside or outside the State of Colorado) as the Managing General Partner may from time to time designate. The Partnership may have such other offices (whether inside or outside the State of Colorado) as the Managing General Partner may from time to time designate.

1.5 **TERM**. The term of the Partnership commenced upon the filing of the Certificate, and will continue in existence for perpetuity, unless dissolved or terminated in accordance with either the provisions of this Agreement or the Act.

1.6 **PARTNERSHIP STATUS**. The Partners intend that the Partnership shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and the Partnership and each Partner shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment. Except in connection with a Conversion, the Managing General Partner shall not, without the approval of the Majority in Interest of the Units, file or permit to be filed an election under Treasury Regulation Section 301.7701-3 to cause the Partnership to be treated as an association taxed as a corporation for U.S. federal income tax purposes.

1.7 **LIMITED PARTNERSHIP AGREEMENT**. The Partners have entered into this Agreement for the purpose of establishing the affairs of the Partnership and the conduct of its business in accordance with the provisions of the Act. The Partners hereby agree that, during the term of the Partnership set forth in Section 1.5, the rights and obligations of the Partners with respect to the Partnership will be determined in accordance with the terms and conditions of this Agreement and, except where the Act permits the rights and obligations specified in the Act to be superseded by a partnership agreement and such rights and obligations are set forth in this Agreement, the Act.

ARTICLE II
PARTNERS AND UNITS

2.1 **CAPITALIZATION**. The interest of the Partners in the Partnership will be represented by Units, which will entitle the holder to the rights set forth in this Agreement and subject the holder to the terms and conditions set forth in this Agreement. The Managing General Partner may issue Units from time to time in accordance with the terms and conditions of this Agreement, including determining the price and other terms and conditions of such issuance. Unless otherwise determined by the Managing General Partner, the Units will be uncertificated.

2.2 **NAMES AND UNITS OF PARTNERS**. The names, addresses and number of Units of the Partners are set forth on the Unit Register attached hereto as Exhibit A. The Managing General Partner will cause the Unit Register to be updated from time to time as necessary to accurately reflect the information set forth therein.

2.3   VOTING. Unless expressly required herein, any event, transaction or occurrence requiring approval of the Partners will be deemed to require a vote of a Majority in Interest of the Units, voting together either at a meeting or in writing pursuant to Section 2.4.

2.4   MEETINGS OF PARTNERS.

(a)   Meetings. Meetings of the Partners will be held at such date and time as the Managing General Partner may fix from time to time. Additionally, a special meeting may be called by any Partner or Partners holding a Majority in Interest of the Units entitled to vote on the matter(s) to be considered at the meeting.

(b)   Place of Meetings. The Managing General Partner may designate any place as the place of meeting for any meeting of the Partners. If no designation is made, or if a special meeting is called by any Partner or Partners pursuant to this Section 2.4(b), the place of meeting will be the principal office of the Partnership.

(c)   Notice of Meetings. Except as provided in Section 2.4(f), written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called will be delivered not less than 2 nor more than 60 days before the date of the meeting, either personally or by mail or email, by or at the direction of the Managing General Partner or person calling the meeting, to each Partner entitled to vote at such meeting. If mailed, such notice will be deemed to be delivered as provided in Section 11.1.

(d)   Meeting of All Partners. If all of the Partners entitled to vote on a matter consent to the holding of a meeting at such time and place, such meeting will be valid without call or notice, and at such meeting lawful action may be taken.

(e)   Record Date. For the purpose of determining Partners entitled to notice of or to vote at any meeting of Partners or any adjournment thereof, or in order to make a determination of Partners for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, will be the record date for such determination of Partners. When a determination of Partners entitled to vote at any meeting of Partners has been made as provided in this Section 2.4(e), such determination will apply to any adjournment thereof.

(f)   Quorum. Partners holding a Majority in Interest of the Units entitled to vote on the matters to be considered, present in person or represented by proxy, will constitute a quorum at any meeting of Partners. Each of the Partners hereby consents and agrees that one or more Partners may participate in a meeting of the Partners by means of conference telephone or similar communication equipment by which all persons participating in the meeting can hear each other at the same time, and such participation shall constitute presence in person at the meeting. In the absence of a quorum at any such meeting, Partners holding a majority of the Units so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each Partner of record entitled to vote at the meeting. At such adjourned meeting at which a quorum will be present or represented, any business may be

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transacted that might have been transacted at the meeting as originally noticed. The Partners present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Partners holding interests whose absence would cause less than a quorum.

(g) **Manner of Acting**. With respect to any matter to be considered at a meeting of the Partners, the affirmative vote of a Majority in Interest of the Units entitled to vote on such matter will be the act of the Partners, unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement or applicable law.

(h) **Proxies**. At all meetings of Partners, a Partner may vote in person or by proxy executed in writing by the Partner or by a duly authorized attorney-in-fact. Such proxy will be filed with the Managing General Partner before or at the time of the meeting. No proxy will be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

(i) **Action by Partners Without a Meeting**. Action required or permitted to be taken at a meeting of Partners may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed and delivered to the Managing General Partner within 60 days of the record date for that action, by Partners having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Partners entitled to vote on that action were present and voted. All such consents will be delivered to the Managing General Partner for inclusion in the minutes or for filing with the Partnership records. Action taken under this Section 2.4(i) is effective when the number of consents required to authorize the proposed action will have been received by the Managing General Partner unless the consent specifies a different effective date. Any Partner giving a written consent may revoke the consent by a writing received by the Managing General Partner before written consents representing the number of votes required to authorize the proposed action have been received by the Managing General Partner. The record date for determining Partners entitled to take action without a meeting will be the date the first Partner signs a written consent.

(j) **Waiver of Notice**. When any notice is required to be given to any Partner, a waiver thereof in writing signed by the person entitled to such notice, whether before, at or after the time stated therein, will be equivalent to the giving of such notice.

2.5 **LACK OF AUTHORITY**. Unless delegated such power in accordance with Section 6.1(c) or as otherwise provided in this Agreement, no Partner other than the Managing General Partner shall in its capacity as such have the authority or power to act for or on behalf of the Partnership in any manner, to do any act that would be (or could be construed as) binding on the Partnership, or to make any expenditures on behalf of the Partnership, and the Partners hereby consent to the exercise by the Managing General Partner of the powers and rights conferred upon him by law and this Agreement. Without limiting the foregoing, none of the service by a Partner as the Managing General Partner or the ownership of equity interests by a Partner shall affect, impair or eliminate the limitations on liability of a Partner under this Agreement. Any Partner who takes any action or binds the Partnership without having been authorized to do so by the

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necessary approval of the Managing General Partner or the Partners or as otherwise authorized under this Agreement shall be solely responsible for any loss, cost, damage, or expense incurred by the Partnership as a result of the unauthorized action and shall indemnify, defend, and hold the Partnership and the other Partners harmless with respect to the loss, cost, damage, or expense (including, without limitation, reasonable attorneys' fees).

2.6 **CONFIDENTIALITY**. Each Partner recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Partnership (the "*Confidential Information*"). Except as required in connection with the performance of such Partner's duties for the Partnership or as otherwise consented to by the Managing General Partner in writing, each Partner (on behalf of itself and, to the extent that such Partner would be responsible for the acts of the following persons under principles of agency law: its managers, directors, officers, shareholders, partners, employees, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, use any Confidential Information for the benefit of such Partner or its Affiliates (other than the Partnership or its Affiliates) or disclose any Confidential Information to any person for any reason or purpose whatsoever, except (a) to authorized directors, managers, officers, representatives, agents and employees of the Partnership or its Affiliates and as otherwise may be proper in the course of performing such Partner's obligations, or enforcing such Partner's rights, under this Agreement and the agreements expressly contemplated hereby; (b) to such Partner's (or any of its Affiliates') Affiliates, auditors, accountants, attorneys or other agents; or (c) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation; <u>provided</u>, that the Partner required to make such disclosure pursuant to clause (c) above shall provide to the Partnership prompt notice of such disclosure to enable the Partnership to seek an appropriate protective order or confidential treatment. For purposes of this <u>Section 2.6</u>, the term "Confidential Information" shall not include any information of which (i) such person learns from a source other than the Partnership, or any of their respective representatives, employees, agents or other service providers, and in each case who is not known by such person to be bound by a confidentiality obligation, or (ii) is disclosed in a prospectus or other documents for dissemination to the public.

2.7 **INVESTMENT REPRESENTATIONS**. In acquiring Units in the Partnership, each Partner represents and warrants to the Partnership and the other Partners that (a) it is acquiring such interest for his, her or its own account for investment and not with a view to its sale or distribution; (b) such Partner is an Accredited Investor (as defined in Rule 501(a)(3), (5), (6), (7) or (8) of Regulation D promulgated under the Securities Act); (c) such Partner is not, nor are any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members subject to any "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act, except for such disqualification events covered by Rule 506(d)(2)(ii) or (iii) under the Securities Act and disclosed prior to the date of this Agreement in writing in reasonable detail to the Managing General Partner; (d) such Partner understands that the Units have not been registered under the Securities Act or the securities law of any jurisdiction in reliance upon exemptions contained in those laws; (e) such Partner has full power and authority to enter into and perform this Agreement; and (f) this Agreement is a valid contract and is enforceable against such Partner in

accordance with its terms. Each Partner recognizes that investments such as those contemplated by the Partnership are speculative and involve substantial risk. Each Partner further represents and warrants that neither the Managing General Partner nor the Partnership have made any guaranty or representation upon which it has relied concerning the possibility or probability of profit or loss as a result of its acquisition of Units in the Partnership.

ARTICLE III
CAPITAL CONTRIBUTIONS

3.1   CAPITAL CONTRIBUTIONS. Each Partner has made Capital Contributions as set forth in the books and records of the Partnership. No Partner will be required to make any additional capital contributions to the Partnership.

3.2   OTHER MATTERS.

(a)   Return of Capital. Except as otherwise provided in this Agreement, no Partner (i) may demand or receive a return of its Capital Contribution or withdraw from the Partnership or (ii) will have any priority over other Partners as to return of its Capital Contributions. Under circumstances requiring a return of any Capital Contribution, no Partner will have the right to receive property other than cash, except as may be specifically provided in this Agreement.

(b)   Interest on Capital Contribution. Except as otherwise provided in this Agreement, no Partner will receive any interest payment, salary or draw with respect to its Capital Contribution or Capital Account or otherwise solely in its capacity as a Partner.

(c)   No Right of Partition. No current or former Partner shall have the right to seek or obtain partition by court decree or operation of law of any Partnership property, or the right to own or use particular or individual assets of the Partnership.

(d)   No Personal Liability. No Partner will be obligated to make an additional capital contribution to the Partnership, whether to restore a negative Capital Account balance or otherwise, nor to lend any amounts to the Partnership.

ARTICLE IV
CAPITAL ACCOUNTS AND ALLOCATIONS

4.1   CAPITAL ACCOUNTS. A separate capital account (a "*Capital Account*") representing each Partner's interest in the capital of the Partnership will be established for each Partner on the books of the Partnership and will be maintained in the manner required by Treasury Regulations under Code Section 704(b).

4.2   ALLOCATION OF PROFITS AND LOSSES. Except as provided in Section 4.3, the Profits and Losses of the Partnership for each Accounting Period will be allocated among the Partners in such a manner that, as of the end of such Accounting Period and to the extent possible with respect to each Partner, such Partner's Adjusted Capital Account will be equal to the amount that would be distributed to such Partner under this Agreement if the Partnership

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were to (a) liquidate the assets of the Partnership for an amount equal to the Adjusted Asset Value of such property as of the end of such Accounting Period and (b) distribute the proceeds in liquidation in accordance with Section 5.2 of this Agreement.

4.3   REGULATORY ALLOCATIONS; TAX ALLOCATIONS.

(a)   **Regulatory Allocations**.   Notwithstanding the allocations set forth in Section 4.2, Profits, Losses and items thereof will be allocated to the Partners in the manner and to the extent required by the Treasury Regulations under Section 704 of the Code, including without limitation, the provisions thereof dealing with minimum gain chargebacks, partner minimum gain chargebacks, qualified income offsets, partnership nonrecourse deductions, partner nonrecourse deductions, the provisions dealing with deficit capital accounts in Treasury Regulations Sections 1.704-2(g)(1), 1.704-2(i)(5), and 1.704-1(b)(2)(ii)(d), and any applicable provisions dealing with Units subject to forfeiture. The Managing General Partner will apply such provisions in its good faith discretion based on advice from the Partnership's tax advisors.

(b)   **Tax Allocations**. The income, gains, losses, deductions and expenses of the Partnership will be allocated, for federal, state and local income tax purposes, among the Partners in accordance with the allocation of such income, gains, losses, deductions and expenses among the Partners for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Partnership's subsequent income, gains, losses, deductions and expenses will be allocated among the Partners for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts. Notwithstanding the previous sentence, such items will be allocated among the Partners in a different manner to the extent required by Code Section 704(c) and the Treasury Regulations thereunder (dealing with contributed property), Treasury Regulations Sections 1.704-1(b)(2)(iv)(f) (dealing with property having a book value different than its tax basis), and 1.704-1(b)(4)(ii) (dealing with tax credit items). Allocations pursuant to this Section 4.3(b) are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provisions of this Agreement.

4.4   **TRANSFER OF UNITS DURING TAXABLE YEAR.** In the case of the Transfer of a Partner's Units or the addition of an additional Partner or issuance or redemption of Units at any time other than the end of a Taxable Year, the distributive share of the various items of income, gain, loss, deduction, credit or allowance in respect of the Units so Transferred will be allocated between the Transferor and the Transferee to take into account the varying interests of the Partners during the Taxable Year in accordance with Code Section 706, using a convention permitted by law and selected by the officers of the Partnership.

ARTICLE V
DISTRIBUTIONS; CERTAIN TAX MATTERS

5.1   **OPERATIONAL DISTRIBUTIONS**. Within 90 days following the end of each calendar year the Partnership shall, to the extent of Available Cash, make Distributions (other than Distributions in connection with a Liquidation Event (which will be subject to Section 5.2))

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to the holders of all outstanding Units in proportion to the number of Units held by them. Notwithstanding the foregoing, no distribution will be made to a holder of Units to the extent it would create or increase a deficit in such holder's Adjusted Capital Account.

5.2 **LIQUIDATING DISTRIBUTIONS**. Subject to Section 9.2(c), Distributions in connection with a Liquidation Event will be made in the following order of priority:

(a) **First.** To the holders of all outstanding Units with Unreturned Capital in proportion to their respective Unreturned Capital until such holders' Unreturned Capital has been reduced to zero.

(b) **Second.** To the holders of all outstanding Units, proportionate with respect to the number of Units then held by such holders.

(c) To the extent that the Partnership is required by law to withhold or to make tax or other payments on behalf of or with respect to any Partner, the Partnership will withhold such amounts from any Distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings will be treated as a Distribution to the Partner on behalf of whom the withholding or payment was made.

5.3 **PREPARATION OF TAX RETURNS**. The Partnership will arrange for the preparation and timely filing of all returns required to be filed by the Partnership.

5.4 **TAX MATTERS PARTNER; TAX ELECTIONS.**

(a) William Foss is hereby designated the Tax Matters Partner, and shall remain as such until resignation or replacement by the Managing General Partner.

(b) The Tax Matters Partner is authorized and shall have the exclusive right to take any actions specified under the applicable sections of the BBA and regulations promulgated thereunder or any applicable state statute or local law, including but not limited to: (i) representing the Partnership in connection with all tax proceedings; (ii) making elections under Code Section 6226; (iii) filing an administrative adjustment request under Code Section 6227; (iv) filing suit under Code Section 6234; (v) settling any tax disputes or lawsuits with the Internal Revenue Service, the U.S. Department of Justice or state or local taxing authority; and (vi) extending the period of limitation for adjustment of tax under Code Section 6235 or applicable state status or local law (all sections as in effect as specified in the BBA) or under applicable state statutes or local laws. However, in taking the actions outlined in this paragraph, the Tax Matters Partner shall consult with the Partners and if the Partners request a vote, adhere to the decision of such Partners vote to not make such election on that year's return.

(c) The Partnership and all Partners shall be bound by the Tax Matters Partner's actions. To the extent any IRS audit or tax proceeding could result in an increase in any Partner's personal liability for taxes, the Tax Matters Partner shall keep the Partners (including potentially affected former Partners) informed on a timely basis of all material developments with respect to any such tax proceeding.

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(d)   If the Partnership qualifies to elect out of the partnership audit rules under Code Section 6221(b), then in filing the yearly federal tax return (form 1065) for the Partnership by the statutory due date, including valid extensions, an election to elect out of the partnership audit rules under Code Section 6221(b) will be the default, unless the Partners vote to not make such an election on that year's return.

(e)   If an audit or tax proceeding results in an imputed underpayment under Code Section 6225, and if after consulting with the Partners and obtaining their approval in favor of an election under Code Section 6226(a), the Tax Matters Partner makes an election under Code Section 6226(a), the Partnership shall then furnish to each Partner of the Partnership, for any portion of the year or years audited, a statement reflecting the Partner's allocable share of the adjusted items as determined in the notice of final partnership adjustment. Each such Partner shall take such adjustments into account as required under Code Section 6226(b), and shall be liable for any related interest, penalty, additional tax, or additional amount. If an election is not made under Code Section 6226(a), the Tax Matters Partner shall endeavor to correct any potential tax overstatements to the Partnership by adhering to the modification procedures set forth in the centralized partnership audit regime of the BBA.

(f)   The Partnership shall reimburse the Tax Matters Partner for all expenses reasonably incurred in connection with all examinations of the Partnership's affairs by any taxing authority, including any resulting tax proceedings, and is authorized to expend Partnership funds for professional services and costs associated therewith.

(g)   The Tax Matters Partner may rely on the advice or services of any lawyers, accountants, tax advisers, or other professional advisers or experts and shall not be liable for any damages, costs, or losses to any person, any diminution in value or any liability whatsoever arising as a result of the Tax Matters Partner so relying.

(h)   The Tax Matters Partner shall undertake to perform only such duties as are expressly set forth in this Agreement and no duties shall be implied. The Tax Matters Partner shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement. The Tax Matters Partner shall not be liable for any action taken or omitted to be taken by it in good faith except to the extent that a court of competent jurisdiction determines that the Tax Matters Partner's gross negligence or willful misconduct was the primary cause of any loss to the Partnership or the Partners. The Tax Matters Partner's sole responsibility shall be to act as the Partnership's tax representative in accordance with the terms of this Agreement. The Tax Matters Partner may rely upon any notice, instruction, request, or other instrument, not only as to its due execution, validity, and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Tax Matters Partner reasonably believes to be genuine, and to have been signed or presented by the person or parties purporting to sign the same.

(i)   Each Partner hereby waives, releases, and agrees not to sue the Tax Matters Partner or any of the Tax Matters Partner's Affiliates, officers, directors, employees, attorneys, partners, or agents for damages in respect of any claim in connection with, arising out

of, or in any way related to, the Tax Matters Partner's duties under this Agreement, except for willful misconduct or fraud.

(j) The Partnership shall indemnify, hold harmless and advance expenses to the Tax Matters Partner in respect of any and all claims, damages, liabilities, costs (including, without limitation, the costs of litigation and reasonable attorney's fees and expenses) and causes of action arising out of, resulting from or attributable in whole or in part to, the Tax Matters Partner's actions and decisions in the Tax Matters Partner's conduct as the Tax Matters Partner for the Partnership, to the fullest extent allowed by applicable law, except in cases in which the Tax Matters Partner's conduct is finally determined by a court of competent jurisdiction to have constituted gross negligence, fraud, bad faith or willful misconduct.

(k) The Partners agree that, upon the Tax Matters Partner's request, they shall provide it with any information regarding their individual tax returns and liabilities that may be relevant under Code Section 6225(c) or other state or local rule, and file amended tax returns as provided in Code Section 6225(c)(2) or applicable state or local laws, with timely payment of any tax due. Such obligations will continue until released in writing by the Partnership from such obligation, even if a Partner withdraws from or disposes of their interest in the Partnership. If any Partner withdraws or disposes of their Partnership interests, they shall keep the Partnership advised of their contact information until released in writing by the Partnership from such obligation. Any Partner that enters into a settlement agreement with the Secretary of the Treasury or a state or local taxing authority, with respect to any Partnership item shall notify in writing the other Partners of such settlement agreement and its terms within 30 days after the date of such settlement.

(l) Notwithstanding anything to the contrary in this Agreement:

(i) The Accounting Period and Taxable Year of the Partnership will end on December 31 of each year, unless the Managing General Partner will determine otherwise in compliance with this Agreement and applicable laws.

(ii) The Partnership will make such elections for tax purposes, including without limitation, the election under Section 754 of the Code, as the Managing General Partner determines appropriate in its discretion.

(iii) The Tax Matters Partner will not, unless consented to by the Managing General Partner, grant any extension to or waive any statute of limitations period or otherwise extend the period for which any tax may be assessed or collected.

ARTICLE VI
MANAGEMENT OF THE PARTNERSHIP

6.1 MANAGEMENT BY THE MANAGING GENERAL PARTNER.

(a) The business and the affairs of the Partnership shall be managed by one managing general partner (the "***Managing General Partner***"). The Managing General Partner will be elected by the affirmative vote of the Partners holding at least seventy-five percent (75%)

of the Units. The Managing General Partner shall hold office until his resignation or removal as provided in this <u>ARTICLE VI</u>. The Managing General Partner will initially be William Foss.

(b)　　Subject to the provisions of law or any limitations in the Act, the business and affairs of the Partnership will be managed and all powers, including without limitation, the reacquisition, redemption or repurchase of Units, will be exercised, by or under the direction of the Managing General Partner.

(c)　　Except as specifically set forth in this Agreement, the Partners hereby delegate all power and authority to manage the business and affairs of the Partnership to the Managing General Partner. The Managing General Partner may delegate the management of the day-to-day operation of the business of the Partnership to such officers as the Managing General Partner determines appropriate, provided that the business and affairs of the Partnership will be managed and all powers will be exercised under the ultimate direction of the Managing General Partner.

6.2　COMPENSATION OF THE MANAGING GENERAL PARTNER AND REIMBURSEMENT OF EXPENSES. The Managing General Partner shall receive a salary for the performance of his or her services as Managing General Partner during the conduct of the Partnership's business as set by the affirmative vote of 75% of the Units. The Managing General Partner shall be entitled to a reasonable fee for winding up the Partnership's business. The Managing General Partner's compensation can be changed with the affirmative vote of 75% of the Units. The Managing General Partner will receive from the Partnership reimbursement for its reasonable out-of-pocket expenses incurred by it in its capacity as the Managing General Partner in connection with the conduct of the Partnership's business.

6.3　STANDARD OF CARE. Whenever in this Agreement or any other agreement contemplated herein, the Managing General Partner is permitted or required to take any action or to make a decision in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Managing General Partner shall be entitled to consider such interests and factors as it desires and shall have no duty to consider the interests of the Partnership, the Partners or any other Person. The resolution, action or terms so made, taken or provided by the Managing General Partner shall not constitute a breach of this Agreement or any other agreement contemplated herein or any other duty (including fiduciary duties) that is or may be applicable to the Managing General Partner or impose liability upon the Managing General Partner. Notwithstanding anything in this Agreement to the contrary, the Managing General Partner, in his capacity as such, shall not have any duty (including fiduciary duty), or any liability for a breach of duty (including fiduciary duty), to the Partnership or any Partner; <u>provided</u>, that the foregoing shall not limit or eliminate liability of the Managing General Partner for any act or omission that constitutes a bad faith violation of any applicable implied contractual covenant of good faith and fair dealing.

6.4　RESIGNATION. The Managing General Partner may resign at any time by giving written notice to the Partners. The resignation of the Managing General Partner will take effect upon receipt of notice thereof or at such later time as will be specified in such notice; unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it

effective. A resignation by the Managing General Partner shall not otherwise effect his status as a Partner or holder of Units and shall not be deemed to be a withdrawal by such Partner from the Partnership.

6.5 REMOVAL. The Managing General Partner may be removed at any time, with or without cause, by the affirmative vote of the Partners or group of persons entitled to elect the Managing General Partner pursuant to Section 6.1(a) of this Agreement. Any removal of the Managing General Partner shall not otherwise effect his status as a Partner or holder of Units and shall not be deemed to be a withdrawal by such Partner from the Partnership.

6.6 VACANCIES. If the Managing General Partner ceases to be the Managing General Partner for any reason, a successor Managing General Partner may be appointed by the affirmative vote of the Partners entitled to elect such Managing General Partner pursuant to Section 6.1(a) of this Agreement.

6.7 MANAGING GENERAL PARTNER'S EXCLUSIVE DUTY TO PARTNERSHIP. The Managing General Partner will not be required to manage the Partnership as its sole and exclusive function, and will be entitled to and may have business interests and may engage in other business activities in addition to those relating to the Partnership, and may engage in the ownership, operation and management of businesses and activities for their own account and for the account of others, without having or incurring an obligation to offer any interest in such properties, businesses or activities to the Partnership or any other Partner, and no other provision of this Agreement will be deemed to prohibit any Managing General Partner from conducting such other businesses or activities.

6.8 EXTRAORDINARY MATTERS REQUIRING CONSENT OF THE PARTNERS. Notwithstanding anything to the contrary in this Agreement, and in lieu of the matters requiring unanimous consent of the Partners under the Act, the Managing General Partner shall not undertake any of the following actions without approval of the Partners holding at least 75% of the Units:

(a) The consummation of a Sale of the Partnership;

(b) A Conversion or Reincorporation of the Partnership;

(c) The acquisition by the Partnership of substantially all the assets, stock, partnership interests, or equity interests of any Person or Entity;

(d) The compromise of an obligation to make a contribution under this Partnership Agreement;

(e) An assignment for the benefit of creditors on behalf of the Partnership;

(f) The filing of a petition in bankruptcy on behalf of the Partnership;

(g) The replacement of the Managing General Partner; or

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(h)   The amendment of this Agreement (other than changes to this Agreement that are permitted to be made by the Managing General Partner in other Sections of this Agreement;

6.9   REPORTS TO PARTNERS. On or before the 90th day following the end of each fiscal year during the term of the Partnership, the Partnership will cause each Partner to be furnished with a federal (and where applicable state) income tax reporting Form K-1 or its equivalent and a financial report for the preceding fiscal year which will include a balance sheet and a profit and loss statement prepared in accordance with generally accepted accounting principles applied on a consistent basis.

6.10   OFFICERS.

(a)   Designation and Appointment. The Managing General Partner may (but need not), from time to time, designate and appoint one or more persons as an officer of the Partnership. Any officers so designated shall have such authority and perform such duties as the Managing General Partner may, from time to time, delegate to them. The Managing General Partner may assign titles to particular officers. Unless the Managing General Partner otherwise decides, if the title is one commonly used for officers of a business corporation organized under the Colorado Corporations Act, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to (i) any specific delegation of authority and duties made to such officer by the Managing General Partner pursuant to the third sentence of this Section 6.10(a) or (ii) any delegation of authority and duties made to one or more officers pursuant to the terms of Section 6.1(c). Each officer shall hold office until such officer's successor shall be duly designated and shall qualify or until such officer's death or until such officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The salaries or other compensation, if any, of the officers and agents of the Partnership shall be fixed from time to time by the Managing General Partner. The initial officers of the Partnership will consist of a President and Secretary and the Managing General Partner will hold said officeships.

(b)   Resignation; Removal; Vacancies. Any officer (subject to any contract rights available to the Partnership, if applicable) may resign as such at any time.   Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managing General Partner. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Managing General Partner in its discretion at any time. Any vacancy occurring in any office of the Partnership may be filled by the Managing General Partner and shall remain vacant until filled by the Managing General Partner.

ARTICLE VII
CERTAIN MATTERS CONCERNING
PARTNERS, THE MANAGING GENERAL PARTNER AND OFFICERS

7.1   LIABILITY OF PARTNERS, THE MANAGING GENERAL PARTNER AND OFFICERS.

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(a)   Except as otherwise provided by applicable laws or as set forth in Section 2.5, the debts, obligations and liabilities of the Partnership, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Partnership, and no Partner, including the General Managing Partner, shall be obligated personally for any such debt, obligation or liability of the Partnership solely by reason of being a Partner; provided that a Partner shall be required to return to the Partnership any Distribution made to it in clear and manifest accounting or similar error. The immediately preceding sentence may constitute a compromise to which all Partners have consented within the meaning of the Act. Notwithstanding anything contained herein to the contrary, the failure of the Partnership to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Partners for liabilities of the Partnership. Notwithstanding anything herein to the contrary, no Partner in its capacity as such shall have any duty (including fiduciary duty), or any liability for breach of duty (including fiduciary duty), to the Partnership or any other Partner.

(b)   No Partner, Managing General Partner or officer of the Partnership will be liable, in damages or otherwise, to the Partnership or any Partner for any act or omission performed or omitted to be performed by it in good faith (except for intentional misconduct or recklessness) pursuant to the authority granted to such Partner, Managing General Partner or officer of the Partnership by this Agreement or by the Act.

7.2   INDEMNIFICATION.

(a)   **Right to Indemnification.**   Subject to the limitations and conditions provided in this Section 7.2 and in the Act, each Person ("*Indemnified Person*") who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative ("*Proceeding*"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he was or is a Partner (including the Managing General Partner) or an officer of the Partnership or he was or is the legal representative of or a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of a Partner or an officer of the Partnership will be indemnified by the Partnership against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable costs and expenses (including, without limitation, attorneys' fees) actually incurred by such Indemnified Person in connection with such Proceeding if such Indemnified Person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests of the Partnership or, with respect to any criminal action or proceeding, that the Indemnified Person had reasonable cause to believe that his conduct was unlawful.

(b)   **Success on Merits.**   To the extent that a Person has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in Section

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7.2(a) or (b), or in defense of any claim, issue or matter therein, such Person will be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such Person in connection therewith.

(c)   **Determinations.** Any indemnification under Section 7.2(a) or (b) (unless ordered by a court) will be made by the Partnership only as authorized in the specific case, upon a determination that indemnification is proper in the circumstances because he has met the applicable standard of conduct set forth therein. Such determination will be made (i) by the Managing General Partner if he is not a party to said action, suit or proceeding, or (ii) if the Managing General Partner is a party to said action, suit or proceeding, by the Partnership's independent legal counsel.

(d)   **Survival.** Indemnification under this Section 7.2 will continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Section 7.2 will be deemed contract rights, and no amendment, modification or repeal of this Section 7.2 will have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

(e)   **Advance Payment.** The right to indemnification conferred by this Section 7.2 will include the right to be paid or reimbursed by the Partnership for the reasonable expenses incurred in advance of the final disposition of the Proceeding and without any determination as to the Persons' ultimate entitlement indemnification; provided, however, that the payment of such expenses incurred in advance of the final disposition of a Proceeding will be made only upon delivery to the Partnership of a written affirmation by such Person of his good faith belief that he has met the standard of conduct necessary for indemnification under this Section 7.2 and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it will ultimately be determined that such Person is not entitled to be indemnified under this Section 7.2 or otherwise.

(f)   **Nonexclusivity of Rights.**   The right to indemnification and the advancement and payment of expenses conferred by this Section 7.2 will not be exclusive of any other right which a Person may have or hereafter acquire under any law (common or statutory), provision of this Agreement, agreements, vote of Partners or otherwise.

(g)   **Savings Clause.** If Section 7.2(a) or (b) or any portion thereof will be invalidated on any ground by any court of competent jurisdiction, then the Partnership will nevertheless indemnify and hold harmless each Indemnified Person as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Section 7.2 that will not have been invalidated and to the fullest extent permitted by applicable law.

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ARTICLE VIII
TRANSFERS OF UNITS; ADMISSION OF PARTNERS; DRAG ALONG; CERTAIN REINCORPORATION MATTERS

8.1   TRANSFERS.

(a)   **Prohibited Transfers**. Except for a Permitted Transfer, no holder of Units may Transfer any such Units without the prior written consent of the Managing General Partner. In the case of any Transfer consented to by the Managing General Partner, the Transferee, assignee, or other recipient will receive and hold the Units subject to the provisions of this Section, and there will be no further Transfer of such Units except in accordance with this Section.

(b)   **Contravention of Agreement**. Any purported Transfer of a Unit that is in contravention of this Agreement or that would cause the Partnership to not be treated as a partnership for U.S. federal income tax purposes will be null and void and of no effect whatsoever; provided, however, that, if the Partnership is required to recognize a Transfer that is in contravention of this Agreement or that would cause the Partnership to not be treated as a partnership for U.S. federal income tax purposes, (i) the Units so Transferred will be strictly limited to the Transferor's rights to allocations and Distributions as provided by this Agreement with respect to the Transferred Units, which allocations and Distributions may be applied (without limiting any other legal or equitable rights of the Partnership) to satisfy any debts, obligations or liabilities for damages that the Transferor or Transferee of such Units may have to the Partnership or (ii) neither the Transferee nor the Transferor will have any rights as to the management of the Partnership with respect to such Transferred or purportedly Transferred Units.

(c)   **Indemnification Obligations of Transferor**. In the case of a Transfer or attempted Transfer of a Unit that is in contravention of this Agreement or that would cause the Partnership to not be treated as a partnership for U.S. federal income tax purposes, the parties engaging or attempting to engage in such Transfer will be liable to indemnify and hold harmless the Partnership and the other Partners from all costs, liability and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

(d)   **Permitted Transfers**. Provided that the conditions set forth in Section 8.2 are satisfied, a holder of Units may Transfer its Units, or any portion thereof, without the prior written consent of the Managing General Partner, pursuant to a Permitted Transfer.

8.2   CONDITIONS TO TRANSFERS. A Transfer of a Unit that otherwise qualifies under this Agreement will not be given effect by the Partnership unless and until the following conditions are satisfied:

(a)   **Documentation**. The Transferor and Transferee will execute and deliver to the Partnership such documents and instruments of conveyance as may be reasonably

requested by the Partnership (including, without limitation, a counterpart signature page to this Agreement) to effect such Transfer and to confirm the agreement of the Transferee to be bound by the provisions of this Agreement.

(b)   **Required Information**. The Transferor and Transferee will furnish the Partnership with the Transferee's taxpayer identification number, sufficient information to determine the Transferee's initial tax basis in the Units Transferred, and any other information necessary to permit the Partnership to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Partnership will not be required to make any Distribution otherwise provided for in this Agreement with respect to any Transferred Units until it has received such information.

(c)   **Compliance with Securities' Laws**. Either (i) such Units will be registered under the Securities Act and any applicable state securities laws, or (ii) the Transferor will provide, upon the Partnership's reasonable request, an opinion of counsel, which opinion and counsel will be reasonably satisfactory to the Partnership, to the effect that such Transfer will be exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

(d)   **Substitute Partner**. The Transferor may grant to any Transferee of Units permitted hereunder the right to become a Substitute Partner, with respect to the Units Transferred; provided, however, that such Transferee (other than a Transferee pursuant to Section 8.5) will not become a Substitute Partner unless and until the admission of such transferee is consented to in writing by the Managing General Partner, which consent will not be unreasonably withheld. Any Transferee of a Unit or Units will become an assignee with respect to such Unit or Units unless and until such Transferee is admitted as a Substitute Partner pursuant to the prior sentence of this Section 8.2(d). Such an assignee will only be entitled to the Transferor's interest in Profits, Losses, Distribution, Capital Account and liquidation proceeds, but will not have any other rights of a Partner including, without limitation, the right to vote on any Partnership matters.

(e)   **Expenses**. Each Partner Transferring Units pursuant to this Section 8.2 will pay its pro rata share of the expenses incurred by the Partners in connection with such Transfer.

8.3   EFFECT OF TRANSFERS.

(a)   **Allocation of Profits and Losses**. If any Unit is Transferred during any accounting period in compliance with the provisions of this ARTICLE VIII, Profits, Losses, each item thereof, and all other items attributable to the Transferred Unit for such period will be divided and allocated between the Transferor and the Transferee by taking into account their varying interests during the period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Partnership in its reasonable discretion. All Distributions on or before the date of such Transfer will be made to the Transferor, and all Distributions thereafter will be made to the Transferee. Solely for purposes of making such allocations and Distributions, the Partnership will, if otherwise in compliance with this Agreement, recognize such Transfer not later than the end of the calendar month during which it

is given notice of such Transfer; provided that if the Partnership does not receive a notice stating the date such Unit was Transferred and such other information as the Partnership may reasonably require within 30 days after the end of the accounting period during which the Transfer occurs, then all of such items will be allocated, and all Distributions will be made, to the Partner who, according to the books and records of the Partnership, on the last day of the accounting period during which the Transfer occurs, was the owner of the Unit. Neither the Partnership nor any Partner will incur any liability for making allocations and Distributions in accordance with the provisions of this Section 8.3(a), whether or not the Partnership has knowledge of any Transfer of ownership of any Unit.

(b)   **Existing Terms and Conditions**.   Any Person who acquires in any manner whatsoever any Units or other interest in the Partnership, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, will be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Units or other interest in the Partnership of such Person was subject to or by which such predecessor was bound.

(c)   **Termination of Partner Status**. Any Partner who Transfers any Units or other interest in the Partnership will cease to be a Partner of the Partnership with respect to such Units or other interest and will no longer have any rights or privileges of a Partner with respect to such Units or other interest.

8.4   **ADMISSION OF PARTNERS.**

(a)   **Substitute Partners**. In connection with the Transfer of Units permitted under the terms of this Agreement, the transferee of such Units will become a Substitute Partner on the later of (i) the effective date of such Transfer and (ii) the date on which such Transferee is approved as a Substitute Partner pursuant to Section 8.2(d) of this Agreement, and such admission will be shown on the books and records of the Partnership.

(b)   **Additional Partners**. A Person may be admitted to the Partnership as an Additional Partner only upon (i) the issuance or assignment of Units to such Person, (ii) such Person's execution and delivery of (1) such Person's written agreement, in form satisfactory to the Managing General Partner, to be bound by all the terms and conditions of this Agreement, and (2) such other documents or instruments as may be deemed necessary or appropriate by the Managing General Partner to effect such Person's admission as a Partner, and (iii) the approval of the Managing General Partner of such Person's admission as a Partner, which approval may be given or withheld in the sole discretion of the Managing General Partner. Such admission shall become effective on the date on which the Managing General Partner determines that all such conditions have been satisfied and when any such admission is shown on the books and records of the Partnership.

8.5   **DRAG-ALONG RIGHTS.**

(a)   **Approved Sale**. In the event of a Reincorporation, a Liquidation Event (other than a Liquidation Event described in Section 9.1(c)) or a Sale of the Partnership pursuant

to clause (ii) of the definition thereof, in each case that is approved by the Managing General Partner and, if applicable, by the Partners in accordance with Section 6.8 ("*Approved Sale*"), each Partner (any such Partner, a "*Subject Partner*") will vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as (i) a merger or consolidation, each Subject Partner holding Units will waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation, or (ii) a sale of Units, each Subject Partner will agree to sell all of its Units and rights to acquire Units on the terms and conditions approved by the Managing General Partner. Each Subject Partner holding Units will take all necessary or desirable actions in connection with the consummation of an Approved Sale as reasonably requested by the Managing General Partner.

(b) **Partner Obligations**. The obligations of the Subject Partners holding Units with respect to an Approved Sale are subject to the satisfaction of the following conditions: (i) the consideration, if any, payable upon consummation of such Approved Sale to all Partners will be allocated among and paid to the Partners in accordance with Section 9.2; (ii) upon the consummation of the Approved Sale, all of the Partners holding Units of a particular class will receive (or will have the option to receive) the same form of consideration and the same per Unit amount of consideration for such class; and (iii) if the Approved Sale is for less than all of the outstanding Units in the Partnership, the Units will be purchased pro rata from each Partner based on the Units each Partner then holds.

(c) **Limitations**. Notwithstanding anything to the contrary, (i) the Partners will only be required to make affirmative representations and warranties as to due power and authority and ownership of Units, free and clear of all liens in connection with an Approved Sale and (ii) the Partners will be severally obligated to join on a pro rata basis (based on each such Partner's share of the aggregate proceeds paid with respect to its interest) in any indemnification obligation in connection with an Approved Sale other than any such obligations that relate specifically to a particular Partner, such as indemnification with respect to representations and warranties given by a Partner regarding such Partner's title to and ownership of Units; provided, however, that no such Partner will be obligated in connection with such Approved Sale to indemnify the prospective Transferee or its affiliates with respect to an amount in excess of the net proceeds paid to such Partner in connection with such Approved Sale; and, provided, further, that any escrow of proceeds of any such transaction will be withheld on a pro rata basis among all Partners. Each Subject Partner will enter into any indemnification or contribution agreement requested by the Managing General Partner to ensure compliance with this Section 8.5(c).

ARTICLE IX
SALE OR LIQUIDATION OF THE PARTNERSHIP

9.1 **LIQUIDATION EVENTS.** The Partnership will dissolve, terminate and commence winding up and liquidation upon the first to occur of any of the following (each, a "*Liquidation Event*"):

(a) **Sale of the Partnership**. A Sale of the Partnership;

(b) **Partner Election**. A decision of the Partners holding at least 75% of the Units to dissolve, wind up, and liquidate the Partnership; or

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(c)   **Other**.   The happening of any other event that makes it unlawful or impossible to carry on the business of the Partnership.

Notwithstanding anything to the contrary in this Agreement, in the case of a Sale of the Partnership pursuant to clause (ii) of the definition thereof, (x) the Partnership will not dissolve, terminate or commence winding up and liquidation unless the Partners elect to do so, and (y) distributions will be in accordance with Section 9.2(c) and not clauses (a) and (b) of Section 9.2. The Partners hereby agree that, notwithstanding any provision of the Act, the Partnership will not dissolve prior to the occurrence of a Liquidation Event.

9.2   WINDING UP. Upon the occurrence of a Liquidation Event, the Partnership will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and Partners. No Partner will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership's business and affairs. The Partnership's assets will be liquidated as promptly as is consistent with obtaining the fair market value thereof, and the proceeds therefrom, to the extent legally available and sufficient therefor, will be applied and distributed in the following order and priority:

(a)   **Partnership Creditors**. First, to the payment and discharge of all of the Partnership's debts and liabilities to creditors other than Partners;

(b)   **Partner Creditors**. Second, to the payment and discharge of all of the Partnership's debts and liabilities to Partners;

(c)   **Partner Equity**. Thereafter, to the Partners in accordance with Section 5.2.

Any distribution to a Partner pursuant to Sections 9.2(b) and 9.2(c) above will be net of any amounts owed to the Partnership by such Partner. No Partner will receive any additional compensation for any services performed pursuant to this ARTICLE IX.

9.3   DEFICIT CAPITAL ACCOUNT. If any Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all Taxable Years, including the year during which such liquidation occurs), such Partner will have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit will not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever.

9.4   RIGHTS OF PARTNERS. Except as otherwise provided in this Agreement, (a) each Partner will look solely to the assets of the Partnership for the return of its Capital Contribution and will have no right or power to demand or receive property other than cash from the Partnership, and (b) no Partner will have priority over any other Partner as to the return of its Capital Contribution, distributions or allocations.

9.5   PROHIBITION ON WITHDRAWAL. No Partner is entitled to withdraw from the Partnership prior to the Partnership's dissolution pursuant to this <u>ARTICLE IX</u>. Under no circumstances, other than pursuant to the express terms of this Agreement, will the Partnership be required to make any Distribution prior to the Partnership's dissolution pursuant to this <u>ARTICLE IX</u>.

ARTICLE X
AMENDMENTS; WAIVERS

10.1   ENTIRE AGREEMENT. This Agreement, together with the documents incorporated by reference as provided in <u>Section 11.7</u>, constitutes the entire agreement among the Partners with respect to the affairs of the Partnership and the conduct of its business, and supersedes all prior agreements and understandings, whether oral or written. The Partnership will have no oral operating agreements. This Agreement may only be amended as provided in <u>Section 10.2</u>, and any amendment adopted in accordance with <u>Section 10.2</u> will be binding on all Partners without the necessity of their execution of the amendment or any other instrument.

10.2   AUTHORITY TO AMEND; WAIVE.

    (a)   Substitute Partners. This Agreement may be amended by the Managing General Partner if such amendment is solely for the purpose of admitting Substitute Partners or Additional Partners in accordance with the terms of this Agreement.

    (b)   Required by Code. This Agreement may be amended by the Managing General Partner if such amendment is, in the reasonable opinion of counsel for the Partnership, necessary or appropriate to satisfy requirements of the Code. Any amendment made pursuant to this <u>Section 10.2(b)</u> may be made effective as of the date of this Agreement.

    (c)   Other Amendments. Any other amendment to, or waiver of any provision of, this Agreement, will require the approval of the Partners holding at least 75% of the Units.

ARTICLE XI
MISCELLANEOUS

11.1   NOTICES. All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed duly given, unless otherwise expressly indicated to the contrary in this Agreement, (a) when personally delivered, (b) two Business Days after having been deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, (c) one Business Day after having been dispatched by a nationally recognized overnight courier service, addressed to the parties or their permitted assigns with an acknowledgment of receipt requested at the following addresses, or (d) if sent by electronic mail, on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day:

    (a)   Partnership. If to the Partnership, to the Partnership at its principal executive office,

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(b) **Partner**. If to a Partner, to the address set forth on the Unit Register. Any Person may from time to time specify a different address by written notice to the Partnership.

11.2 **BINDING EFFECT.** Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement will be binding upon and inure to the benefit of the Partners and their respective legal representatives, successors, Transferees and permitted assigns.

11.3 **DERIVATIVE ACTIONS.** Except to the extent required by the Act, no Partner will have the right to bring an action in the right of the Partnership to recover a judgment in its favor if the Managing General Partner has refused to bring such action.

11.4 **CONSTRUCTION.** Every covenant, term and provision of this Agreement will be construed simply according to its fair meaning and not strictly for or against any Partner.

11.5 **HEADINGS.** Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or extent of this Agreement or any provision hereof.

11.6 **SEVERABILITY.** Every provision of this Agreement is intended to be severable. If any term or provision hereof is invalid for any reason whatsoever, such illegality or invalidity will not affect the validity or legality of the remainder of this Agreement.

11.7 **INCORPORATION BY REFERENCE.** Every exhibit attached to this Agreement and referred to herein is hereby incorporated into this Agreement by reference.

11.8 **FURTHER ACTION.** Each Partner agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

11.9 **VARIATION OF PRONOUNS.** All pronouns and any variations will be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

11.10 **GOVERNING LAW.** The State of Colorado will govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Partners provided that any Partner who is also an employee or other service provider of the Partnership will be subject to applicable law relating to such employment or service relationship.

11.11 **SPECIFIC PERFORMANCE.** The parties hereto acknowledge that it is impossible to measure, in money, the damages that will accrue to a party or to the personal representative of a decedent from a failure of a party to perform any of the obligations under this Agreement. Therefore, if any party hereto or the personal representative or executor of any party hereto enters into any action or proceeding to enforce the provisions of this Agreement, any Person (including the Partnership) against whom the action or proceeding is brought waives the claim or

22

defense that the moving party or representative has or will have an adequate remedy at law, and the Person will not urge in the action or proceeding the claim or defense that an adequate remedy at law exists.

11.12 POWER OF ATTORNEY. Each Partner does hereby constitute and appoint the Managing General Partner and liquidator with full power to act without the others (subject to the provisions of ARTICLE VI hereof), as such Partner's true and lawful representative and attorney-in-fact, in such Partner's name, place and stead, to make, execute, sign, acknowledge and deliver or file in such form and substance as is approved by the Managing General Partner or the Partners, as required by this Agreement (a) all instruments, documents and certificates which may from time to time be required by any law to effectuate, implement and continue the valid and subsisting existence of the Partnership, or to qualify or continue the qualification of the Partnership in the State of Colorado and in all jurisdictions in which the Partnership may conduct business or own property, and any amendment to, modification to, restatement of or cancellation of any such instrument, document or certificate, (b) all instruments, documents and certificates which the Managing General Partner shall deem appropriate to reflect any amendment, change, modification, or restatement of this Agreement approved in accordance with the terms hereof or any other action or change permitted by this Agreement, (c) all conveyances and other instruments, documents and certificates which may be required to effectuate the dissolution and termination of the Partnership approved in accordance with the terms of this Agreement, and (d) all instruments relating to the admission, withdrawal, or substitution of any Partner in accordance with the terms hereof. The powers of attorney granted herein shall be deemed to be coupled with an interest, shall be irrevocable, and shall survive the death, disability, incompetency, bankruptcy, insolvency or termination of any Partner and the Transfer of all or any portion of such Partner's Units, and shall extend to such Partner's heirs, successors, assigns, and personal representatives.

11.13 TITLE TO PARTNERSHIP ASSETS. The Partnership's assets will be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, will have any ownership interest in any Partnership asset or any portion thereof.

11.14 CREDITORS. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership or any of its Affiliates, and no creditor who makes a loan to the Partnership or any of its Affiliates may have or acquire at any time as a result of making the loan any direct or indirect interest in Partnership Profits, Losses, Distributions, capital or property other than as a creditor.

11.15 OFFSET. Whenever the Partnership or any Subsidiary is to pay any sum to any Partner or any Affiliate or related Person thereof, any amounts that such Partner or such Affiliate or related person owes to the Partnership may be deducted from that sum before payment.

11.16 SPOUSAL CONSENT. If requested by the Managing General Partner, each married Partner, and each such Partner who, subsequent to the date hereof, marries or remarries, will concurrently with his or her execution hereof deliver to the Managing General Partner the written consent of his or her spouse; provided, however, that the failure of any such Partner to do so will not affect the validity or enforceability of this Agreement.

11.17 COUNTERPART EXECUTION. This Agreement may be executed in any number of counterparts (including by means of facsimile signature pages) with the same effect as if all of the Partners had signed the same document. All counterparts will be construed together and will constitute one agreement.

ARTICLE XII
DEFINITIONS

12.1 CROSS-REFERENCES. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Approved Sale	8.5(a)
Capital Account	4.1
Certificate	Recitals
Confidential Information	2.6
Damages	7.1(b)
Indemnified Person	7.2(a)
Liquidation Event	9.1
Managing General Partner	6.1(a)
Original Agreement	Recitals
Partnership	Preamble
Permitted Transferee	12.2(y)
Proceeding	7.2(a)
Subject Partner	8.5(a)

12.2 DEFINITIONS. As used in this Agreement, the following definitions will apply to the capitalized terms indicated below:

(a) "*Accounting Period*" means, unless otherwise determined by the Managing General Partner, (i) the Partnership's Taxable Year if there are no changes in the Partners' respective interests in Partnership income, gain, loss or deductions during such Taxable Year except on the first day thereof or (ii) any other period beginning on the first day of a Taxable Year, or any other day during a Taxable Year, upon which occurs a change in such respective interests, and ending on the last day of a Taxable Year, or on the day preceding an earlier day upon which any change in such respective interest will occur.

(b) "*Act*" means the Colorado Uniform Partnership Act (1997).

(c) "*Additional Partner*" means a Person admitted to the Partnership as a Partner pursuant to Section 8.4(b).

(d) "*Adjusted Asset Value*" with respect to any asset will be the asset's adjusted basis for federal income tax purposes, except as follows:

(iv)   The initial Adjusted Asset Value of any asset contributed by a Partner to the Partnership will be the gross fair market value of such asset at the time of contribution, as determined by the contributing Partner and the Managing General Partner;

(v)   The Adjusted Asset Values of all Partnership assets will be adjusted to equal their respective gross fair market values, as determined by the Managing General Partner (taking Code Section 7701(g) into account), and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Partners pursuant to Section 4.2, as of the following times: (i) the grant or acquisition of an additional interest in the Partnership to or by any new or existing Partner; (ii) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership assets, unless all Partners receive simultaneous distributions of either undivided interests in the distributed property or identical Partnership assets in proportion to their interests in Partnership distributions; (iii) the termination of the Partnership either by expiration of the Partnership's term or the occurrence of an event of early termination; and (iv) the liquidation of the Partnership within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g).

(vi)   The Adjusted Asset Values of the Partnership assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m).

(e)   "*Adjusted Capital Account*" means, with respect to any Partner, the Partner's Capital Account as adjusted by the items described in Sections 1.704-2(g)(1), 1.704-2(i)(5) and 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations.

(f)   "*Affiliate*" will mean, with respect to any Person, (i) any Person which beneficially holds, directly or indirectly, or otherwise controls, 10% or more of such Person's outstanding securities, (ii) any Person, 10% or more of which Person's outstanding securities are beneficially held, directly or indirectly, or are otherwise controlled, by such a Person and (iii) any Person, 10% or more of which Person's outstanding securities are beneficially held, directly or indirectly, or are otherwise controlled, by a Person described in (i) above.

(g)   "*Available Cash*" means the excess of all cash receipts of the Partnership over all cash disbursements of the Partnership and after retaining certain amounts for working capital needs and reserves deemed necessary or appropriate by the Managing General Partner in its sole discretion.

(h)   "*BBA*" means the Bipartisan Budget Act of 2015, Pub. L No. 114-74, as amended.

(i)   "*Business Day*" means any day other than a Saturday or a Sunday on which trading occurs on the New York Stock Exchange.

(j) "*Capital Contributions*" means the amount of money and the fair market value of any property contributed to the Partnership by a Partner whenever made net of any liability of such Partner assumed by the Partnership and any liability secured by property contributed by such Partner. Any reference to a capital contribution of a Partner will include the Capital Contribution made by a predecessor holder of any Units held by such Partner with respect to such Units.

(k) "*Code*" means the Internal Revenue Code of 1986, as amended.

(l) "*Conversion*" means any merger, reorganization, conversion, exchange or "reincorporation" of the Partnership (however effected) pursuant to which the Partnership's Equity Securities are converted into or exchanged for equity interests of an entity that is taxed as a corporation for U.S. federal income tax purposes.

(m) "*Convertible Securities*" means any obligations, evidences of indebtedness or other securities or interests (other than options) directly or indirectly convertible or exchangeable into Units or other Equity Securities in the Partnership.

(n) "*Distribution*" means each distribution made by the Partnership to a holder of Units, whether in cash, property or securities of the Partnership and whether by liquidating distribution, redemption, repurchase or otherwise; <u>provided</u>, <u>however</u>, that any recapitalization or exchange of Equity Securities of the Partnership, and any subdivision (by unit split or otherwise) or any combination (by reverse unit split or otherwise) of any outstanding Units will not be a Distribution.

(o) "*Equity Security*" means (i) Units or other equity interests in the Partnership (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Managing General Partner, including rights, powers and/or duties pari passu or senior to existing classes and groups of Units and other equity interests of the Partnership), (ii) stock appreciation rights, phantom stock rights or other rights with equity features, (iii) Convertible Securities and (iv) options.

(p) "*Fair Market Value*" means the fair value of the Units or other assets or property determined by the Managing General Partner in good faith and after taking into account such factors as the Managing General Partner shall deem appropriate.

(q) "*Majority in Interest of the Units*" means the Partners holding more than 50% of the Units.

(r) "*Partners*" means the holders of any Units that were admitted as a Partner and any Substitute Partners and any Additional Partners.

(s) "*Permitted Transfer*" means: (i) any repurchase of Units by the Partnership, including pursuant to a right of repurchase upon the termination of the Transferring Partner's employment or consulting relationship with the Partnership; (ii) any Transfer to the transferring Partner's ancestor, descendant, sibling or spouse or to a trust for their or a Partner's

benefit or to another entity (including, but not limited to, a corporation, limited liability company or partnership) that is owned entirely by the transferring Partner or his or her ancestors, descendants, siblings or spouse; (iii) any Transfer by a Partner that is an entity to an Affiliate of such Partner; or any distribution of securities made without monetary consideration to the owners or retired owners of a transferring Partner that is a partnership, limited liability company or corporation; and (iv) any Transfer by a Partner made as a bona fide gift; provided, in each case, that the pledgee, Transferee or donee (each a "***Permitted Transferee***") will furnish the Partnership with a written agreement to be bound by and comply with all provisions of this Agreement and entitling such person to all applicable rights under this Agreement.

        (t)   "***Person***" means any individual, partnership, corporation, trust, limited liability company or other entity.

        (u)   "***Profits***" and "***Losses***" means for each Taxable Year or other period an amount equal to the Partnership's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss), with the following adjustments:

        (i)   any income of the Partnership that is exempt from federal income tax will be added to such taxable income or loss;

        (ii)   any expenditures of the Partnership not deductible in computing its taxable income and not properly chargeable to capital account (as described in and within the meaning of Code Section 705 (a)(2)(B)) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) will be subtracted from such taxable income or loss;

        (iii)   if Partnership property is reflected on the Partnership's books at other than its adjusted tax basis, then in lieu of depreciation, amortization and other cost recovery deductions taken into account for federal income tax purposes, there will be taken into account depreciation for such year or other period, computed in accordance with the Treasury Regulations issued pursuant to Code Section 704(b);

        (iv)   for purposes of determining Profit or Loss upon the sale or other disposition of Partnership property, then in accordance with the Treasury Regulations under Code Section 704(b), the value of an asset properly reflected on the Partnership's books at the time of sale or other disposition will be substituted for the property's adjusted tax basis if at the time of sale or disposition there is a variance in such value and adjusted tax basis.
Except as may be otherwise provided in this Agreement, all items that are components of Profits and Losses will be divided among the Partners in the same ratio as they share Profits and Losses.

        (v)   "***Reincorporation***" means a transaction, which is not a Sale of the Partnership, in which there is a Conversion of the Partnership into a corporation (by conversion, merger with a blocker corporation or newly formed holding company or otherwise) or another form of business entity at any time (the "***Successor Corporation***"), pursuant to which (i) the

terms and conditions contained herein will be, as closely as possible, adopted by the Successor Corporation, and (ii) each outstanding Unit will be exchanged for a share or shares of the Successor Corporation's capital stock reflecting, as nearly as possible, such Unit's economic and other rights under this Agreement, but in the form appropriate for a corporation, and with such commercially reasonable modifications as may be necessary to permit such conversion to be effected on a tax-free basis.

(w)   "*Sale of the Partnership*" means either (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the business or assets of the Partnership or (ii) a transaction or series of transactions (including by way of merger, consolidation, recapitalization, reorganization or sale of stock), the result of which is that the Partners immediately prior to such transaction are, after giving effect to such transaction, no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding Voting Securities of the surviving entity of such transaction; provided, however, in no event will an equity financing transaction for capital raising purposes in which the Partnership is the surviving corporation be deemed to be a Sale of the Partnership.

(x)   "*Securities Act*" means the Securities Act of 1933, as amended from time to time.

(y)   "*Substitute Partner*" means an assignee who has been admitted to all of the rights of membership pursuant to this Agreement.

(z)   "*Tax Matters Partner*" has the meaning given to the "partnership representative" in Section 6223 of the Code.

(aa)   "*Taxable Year*" will mean the taxable year of the Partnership for federal income tax purposes.

(bb)   "*Transfer*" means any sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition, or encumbrance, whether with or without consideration, whether voluntarily or involuntarily and whether by operation of law or otherwise. The terms "Transferee," "Transferred," "Transferor" and other forms of the word "Transfer" will have correlative meanings.

(cc)   "*Treasury Regulations*" means the United States Treasury Regulations promulgated under the Code, and any reference to any section of the Treasury Regulations will include any final or temporary revision or successor to that section.

(dd)   "*Unit*" means a unit of ownership interest in the Partnership.

(ee)   "*Unit Register*" will mean the register that lists each Partner's Units in the Partnership, which will be maintained by the Partnership.

4816-5402-5579, v. 3

(ff) "*Unreturned Capital*" means, with respect to any Unit, an amount equal to the excess, if any, of (i) the aggregate Capital Contributions of such Partner with respect to such Unit as of such date, over (ii) the aggregate amount of prior distributions made by the Partnership to such Partner with respect to such Unit pursuant to Section 5.2(a).

(gg) "*Voting Securities*" means securities entitled to vote generally in matters affecting the issues of such securities or the issuer thereof.

[Signature pages follow]

4816-5402-5579, v. 3

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as an instrument under seal as of the date first above written.

PARTNERSHIP:

BLUE AGAVE IMPORTERS, LLLP

By: _____
                          signature
Name: William Foss
Title: Managing General Partner

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as an instrument under seal as of the date first above written.

PARTNER:

By: _____
signature
Name: William Foss

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as an instrument under seal as of the date first above written.

PARTNER:

Strategic Management Investment Group LLC

By: Seid Tanovic
signature
Name: SEID TANOVIC
Title: PRESIDENT

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as an instrument under seal as of the date first above written.

PARTNER:

OPM Holdings, LLC

By:
_____
signature

Name: CHAD HIRSCHFIELD
Title: MANAGER

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as an instrument under seal as of the date first above written.

PARTNER:



By: _____
signature

Name: Walt Speckman

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as an instrument under seal as of the date first above written.

PARTNER:



By: _____
    signature

Name: Kevin and Greta Archuleta

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as an instrument under seal as of the date first above written.

PARTNER:

By:
signature

Name: Peter Klein

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as an instrument under seal as of the date first above written.

PARTNER:

By: /s/ Kristen H. Fox
signature

Name: Kristen Fox

Joinder to Partnership Agreement

IN WITNESS WHEREOF, the undersigned ("Subscriber") hereby joins in the execution of the Partnership Agreement, dated as of August 26, 2018 (as may be amended, modified or supplemented, the "Partnership Agreement") for Blue Agave Importers, LLLP, a Colorado limited liability limited partnership (the "Partnership"). Subscriber agrees that, upon the acceptance and execution of its Subscription Agreement by the Partnership, Subscriber shall become a limited Partner of the Partnership. Subscriber hereby agrees to all of the terms and provisions of the Partnership Agreement applicable to it, and this Joinder may be attached to the Partnership Agreement to serve as a counterpart signature page thereto.

Subscriber:

ECG SPV Suavecito, LLC

By: _____

Name: Kenneth Monfort

Title: Director

UNIT REGISTER OF THE PARTNERSHIP

Names, Addresses and Units of the Partners as of October 13, 2018:

Name and Address	Units
Managing General Partner	
William O. Foss 1020 15th Street, Unit 14 A Denver CO 80202	56,400
Limited Partners:	
Strategic Management Investment Group LLC 28917 Euclid Ave. Wickliffe, OH 44092	21,000
Peter Klein 7575 Pelican Bay Blvd. Unit 1403 Naples, FL 34108	10,000
Kristen Fox	3,300
OPM Holdings, LLC	3,000
Walt Speckman	2,000
Ernestina Alcala 10 Arguello Circle Salinas, CA 93907	1,800
Rudolfo Castellanos 10 Arguello Circle Salinas, CA 93907	1,800
EGG SPV Suavecito, LLC 1962 Blake Street, Suite 200 Denver, CO 80202	600
Kevin and Greta Archuleta 10896 Blueberry Lane Fishers, IN 46037	300
Troy and Nancy Hill 12714 Kiawah Dr. Carmel, IN 46033	300
Doug Rummel	100
Totals	**100,600**